ARTICLES OF AMENDMENT

                                      TO

                                 ARTICLES OF
                                INCORPORATION


                                      OF


                          PLACER TECHNOLOGIES, INC.


Pursuant to the provisions of section 60 7.1006, Florida Statutes, this Florida profit corporation adopts the following articles of amendment to its articles of incorporation:

FIRST: Amendment adopted:

Article I is hereby amended to read as follows:

      The name of this corporation is Xin Net Corp.

SECOND: There is no change to the capital of the corporation.

THIRD: This amendment was adopted on July 20, 1998.

FOURTH: The amendment was approved by the shareholders. The number of votes cast for the amendment was sufficient for approval.

Signed this 20"' day of July, 1998.

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Ms Xiao-quing Du, President